                         Writer’s Direct Dial: +1 212 225 2122

                                   E-Mail: rcheck@cgsh.com

November 5, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Re:	iShares S&P GSCI Commodity-Indexed Trust
Form 10-K for the year ended December 31, 2009
File No. 1-32947

Dear Mr. Woody:

On behalf of our client, BlackRock Asset Management International Inc. (“BAMII”), set forth below are responses to the comment letter dated October 22, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the annual report on Form 10-K of the iShares S&P GSCI Commodity-Indexed Trust and the iShares S&P GSCI Commodity-Indexed Investing Pool LLC for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). For your convenience, we have reproduced below the Staff’s comments in italics and have provided BAMII’s responses immediately below each comment. Based on the responses set forth in this letter, BAMII does not believe it will be necessary to amend the 2009 Form 10-K.

Mr. Kevin Woody, p. 2

We note that you have provided Statements of Financial Condition at both December 31, 2009 and 2008. Please tell us why you have not provided a Schedule of Investments at December 31, 2008.

iShares S&P GSCI Commodity-Indexed Trust and iShares S&P GSCI Commodity-Indexed Investing Pool LLC (the “Investing Pool”) are registered under the Securities Act of 1933, and therefore are subject to Regulation S-X 210.3. Under Regulation S-X 210.3, there is no requirement to provide a Schedule of Investments.

However, the Investing Pool is subject to Accounting Standards Codification (“ASC”) 946-210-50-4(f). In compliance with the disclosure guidance set forth in ASC 946-210-50-6, a Schedule of Investments is provided. Pursuant to ASC 946-210-50-6, the Schedule of Investments is only required to include the securities held by the Investing Pool at the close of the most recent reporting period.

Additionally, tell us why your Schedule of Investments does not include amounts related to the unrealized gains and losses on your open CERF contracts.

BAMII acknowledges that the Schedule of Investments does not include amounts related to the unrealized gains and losses on open CERF contracts.

Presenting the unrealized gains and losses on open CERF contracts on the Schedule of Investments would not accurately represent the nature of the activity of the Investing Pool as this amount is not included in its Statements of Financial Condition. Furthermore, the United States Treasury bills (and cash) amounts reflected in the Schedule of Investments are indicative of the notional value of the CERF contracts.

Unrealized gains and losses on open CERF contracts are currently presented in Note 9 – “Investing in CERFs”, which also discloses the number of open CERF contracts and expiration date of such contracts in accordance with ASC 946-210-50-4(e).

In its future periodic reports on Form 10-K and Form 10-Q, beginning with the annual report on Form 10-K for the fiscal year ending December 31, 2010, the Investing Pool will include a footnote to the Schedule of Investments that will refer readers to the information in Note 9 concerning unrealized gains and losses on the Investing Pool’s investments in CERF contracts.

In your response, please explain why the unrealized gains and losses on your open CERF contracts in footnote 9 of your filing are different from the receivables and payables related to variation margin on open futures contracts.

The Investing Pool is a 100% margin participant, and therefore required to deposit with its futures commission merchant (“FCM”) initial margin in an amount equal to 100% of the value of the CERF contract on the date the position is established.

Mr. Kevin Woody, p. 3

The FCM, in turn, is required to deliver to the Chicago Mercantile Exchange Clearing House (the “CME Clearing House”) initial margin at a level generally expected to be from 3% to 7% and pledge to the CME Clearing House an amount equal to the remainder of the 100% margin amount. The Investing Pool is not entitled to receive or withdraw this variation margin from its FCM until the liquidation or final settlement of its CERF position.

The Investing Pool has presented in Note 9 the Net Unrealized Loss, which represents the difference between the current notional amount and the average cost of the CERF contracts. The receivables and payables related to variation margin on open futures contracts for the Investing Pool represent the increase or decrease in variation margin, as the case may be, required to be paid by the FCM, on behalf of the Investing Pool, to the CME Clearing House (or by the CME Clearing House to the FCM, as the case may be) as a result of changes in the daily settlement level of the CERF from the preceding trading day’s settlement level.

BAMII hereby acknowledges that: (1) BAMII is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) BAMII may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please do not hesitate to contact me at (212) 225-2122.

Sincerely,

/s/ Raymond B. Check

Raymond B. Check

cc:	Howard Efron, Staff Accountant
Securities and Exchange Commission

Deepa Damre, Esq.
BlackRock Asset Management International Inc.